Exhibit 2
Press Release
JASMINE HOLDCO CONFIRMS PROPOSAL TO ACQUIRE ALADDIN KNOWLEDGE SYSTEMS FOR $13.00 PER SHARE IN CASH
Thursday August 21, 12:30 am ET
Also Confirms Alternative Proposal to Buy Aladdin’s DRM Assets for $125 — $135 million
BALTIMORE—(BUSINESS WIRE)—In light of recent disclosures, Jasmine Holdco LLC (“Jasmine”), acting on behalf of its affiliate SafeNet, Inc. (“SafeNet”), a global leader in information security, confirmed that it submitted a confidential proposal letter on August 16 to Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN or The Company ). The letter detailed a proposal to acquire all of the outstanding ordinary shares of the Company by way of a merger transaction for $13.00 per share in cash. This represents a premium of nearly 50% compared to Aladdin’s stock price prior to Jasmine making significant public market purchases and nearly 35% above where the stock price closed after Jasmine’s initial Schedule 13D filing on August 7, 2008.
The letter also described an alternative proposal to acquire Aladdin’s Digital Rights Management (DRM) business for $125 — $135 million in cash. This amount represents – just for the DRM business – 115% of Aladdin’s entire enterprise value prior to the commencement of Jasmine‘s share purchases.
The parties have had brief discussions to acknowledge receipt of the proposal, and Jasmine is awaiting feedback from Aladdin’s Board of Directors review.
“With Aladdin there are multiple possibilities for finding the right business transaction between our companies,” said Chris Fedde, President and COO, SafeNet. “We are impressed with their people, products and technologies. An acquisition would certainly benefit Aladdin’s customers, employees and shareholders as we combine our resources to better serve certain security markets. A key to our global success has been engaging with companies, bringing them into SafeNet, and using our joint resources to tackle much broader market opportunities.”
Jasmine Holdco LLC, is a major shareholder of Aladdin and, like SafeNet, is a portfolio company of Vector Capital. David Fishman, speaking on behalf of Jasmine Holdco, said, “We have outlined two compelling proposals to Aladdin and we have been told that the Board is conducting a comprehensive review with the assistance of their outside advisors. We hope to receive feedback early next week and move quickly into an expedited due diligence phase. Our proposal, which does not include any financing conditions, reflects our genuine interest in acquiring all or a portion of Aladdin. Under either acquisition proposal, we would expect to retain and invest in the talented employees as well as Israeli location and identity of the Aladdin operations.”
O’Melveny & Myers LLP and Meitar Liquornik Geva & Leshem Brandwein are acting as legal counsel to Jasmine.

About SafeNet, Inc.
SafeNet is a global leader in information security. Founded 25 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. UBS, Nokia, Fujitsu, Hitachi, Bank of America, Adobe, Cisco, Microsoft, Samsung, Texas Instruments, the U.S. Departments of Defense and Homeland Security, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. In 2007, SafeNet was acquired by Vector Capital, a $2 billion private equity firm specializing in the technology sector. For more information, visit www.safenet-inc.com.
Editor’s Note: SafeNet is a registered trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.
Contact:
SafeNet Public Relations:
Donna St.Germain, +1 443- 327-1454
donna.stgermain@safenet-inc.com
or
SafeNet Analyst Relations:
Gregg Lampf, +1 443-327-1532
glampf@safenet-inc.com
or
Jasmine Holdco Public Relations US:
Brunswick Group
Erin Becker, +1 212-333-3810
EBecker@BrunswickGroup.com
or
Jasmine Holdco Public Relations Israel:
Prometheus Creative Solutions
Aya Barak-Meiri, + 972-3-5449494
aya@prometheus-cs.com